Schedule 13-G



1.
     (a)  Name of Issuer:

               HAROLD'S STORES, INC.

     (b)  Address of Issuer's Principal Executive Offices:

               765 Asp
               Norman, OK   73069

2.
     (a)  Name of Person Filing:

               HAROLD G. POWELL

     (b)  Address of Principal Business Office, or, if none,
Residence:

               765 Asp
               Norman, OK   73069

     (c)  Citizenship:

               UNITED STATES

     (d)  Title of Class of Securities:

               COMMON STOCK, PAR VALUE $.01

     (e)  CUSIP Number:

               413353 10 3

3.   NOT APPLICABLE

4.   OWNERSHIP

     (a)  Amount Beneficially Owned:

               (1)   225,546

     Included in this amount are 100,367 shares held by The
Security National   Bank and Trust Company of Norman, Trustee of
Elizabeth M. Powell Trust     A, over which Mr. Powell possesses
a general power of appointment     exercisable at his death.  Not
included are shares held by The Security     National Bank and
Trust Company of Norman, Trustee of Elizabeth M.  Powell Trust B.

Percent of Class:

          3.9%

     (b)  Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote:

               225,546

          (ii)  sole power to dispose or to direct the
disposition of:

               0

          (iii)  sole power to dispose or to direct the
disposition of:

               225,546

          (iv) shared power to dispose or to direct the disposition of:

               0

5.   Ownership of Five Percent ot Less of a Class.

          Not Applicable.

6.   Ownership of More than Five Percent on Behalf of Another
Person.

          Not Applicable.

7.   Identification and Classification of the Subsidiary Which
Acquired the   Security Being Reported on By the Parent Holding
Company.

          Not Applicable.